SembCorp Industries

02028710

02 APR 30 AM 11:45

Rule 12g3-2(b) File No. 825109

11 April 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 4/30

MASNET No. 48 OF 11.04.2002
Announcement No. 48

SEMBCORP INDUSTRIES LTD

DISPOSAL OF ENTIRE SHAREHOLDING INTERESTS IN LC VENTURA (TAMPINES) PTE LTD

DISPOSAL OF ENTIRE SHAREHOLDING INTERESTS IN LC VENTURA (TAMPINES) PTE LTD

SembCorp Industries wishes to announce that its wholly-owned subsidiary, SembCorp Engineers and Constructors Pte Ltd ("SembEC"), has disposed of its entire 40 per cent equity interest, comprising 100,000 ordinary shares of par value S$1.00 each in LC Ventura (Tampines) Pte Ltd ("LCV"), to American International Assurance Company Limited ("AIA") on April 11, 2002 at par. In addition, AIA has also discharged the shareholders' loans extended by SembEC to LCV amounting to approximately S$11.91 million and LCV's bank credit facilities amounting to approximately S$93.65 million. The purchase consideration for the sale is based on the net tangible asset value of LCV.

The sale of the equity stake in LCV has no material impact on the earnings per share and net tangible assets per share of SembCorp Industries.

By ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
April 11, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/04/2002 to the SGX